[redacted]

AB 3/28

SEC
Mail Processing Section

FEB 29 2012

Washington, DC
121

SECURITI 12012813 ON

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SEC FILE NUMBER
8 66538

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emerald Point Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1718
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Quinn — 212-342-7408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name - *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Dennis Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerald Point Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

NIKKI ANN TREZZA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TR6145197
Qualified in Suffolk County
My Commission Expires May 01, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emerald Point Capital, LLC, Formerly Known as Diamond Edge Capital Partners, LLC (A Wholly-Owned Subsidiary of Emerald Point Capital Holdings, LLC and A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Emerald Point Capital, LLC, Formerly Known as Diamond Edge Capital Partners, LLC (A Wholly-Owned Subsidiary of Emerald Point Capital Holdings, LLC and A Limited Liability Company)

Report on Financial Statements (With Supplementary Information)

Year Ended December 31, 2011

EMERALD POINT CAPITAL, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants

To the Member
Emerald Point Capital, LLC

We have audited the accompanying statement of financial condition of Emerald Point Capital, LLC (formerly known as Diamond Edge Capital Partners, LLC) (A Wholly-Owned Subsidiary of Emerald Point Capital Holdings, LLC and a Limited Liability Company) as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerald Point Capital, LLC as of December 31, 2011, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Security Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2012

EMERALD POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 495,923
Accounts receivable	92,516
Prepaid expenses and other current assets	60,578
Total current assets	649,017
Equipment, furniture and improvements, net	53,488
Investment - nonmarketable securities	1,243,369
Total	$ 1,945,874

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 130,088
Total current liabilities	130,088
Commitments and contingencies	
Member's equity	1,815,786
Total	$ 1,945,874

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenues:	
Fees	$ 2,647,516
Unrealized gain on nonmarketable securities	310,178
Miscellaneous income	4,669
Total income	2,962,363
Operating expenses:	
Salaries and commissions	2,979,432
Employee benefits	17,348
Payroll taxes	44,474
Insurance	6,477
Subfinders' fees	167,813
Professional fees	551,584
Rent	115,779
Travel and entertainment	141,288
Office supplies and expenses	107,484
Telephone	18,161
Filing and registration fees	49,485
Charitable contributions	30,000
Depreciation and amortization	20,696
Recovery of provision for contingency	(560,000)
Write-off of investment	225,000
Settlement expense	1,310,000
Miscellaneous	5,336
Total	5,230,357
Net loss	$ (2,267,994)

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$ 4,124,407
Net loss	(2,267,994)
Distributions	(40,627)
Balance, December 31, 2011	$ 1,815,786

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Operating activities:	
Net loss	$ (2,267,994)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Depreciation and amortization	20,696
Private equity investment received as fee income	(88,923)
Unrealized gain on investment - nonmarketable securities	(310,178)
Recovery of provision for contingency	(560,000)
Write-off of investment	225,000
Changes in operating assets and liabilities:	
Accounts receivable	2,417,940
Prepaid expenses and other current assets	(42,203)
Accounts payable and accrued expenses	(388,856)
Net cash used in operating activities	(994,518)
Investing activities:	
Proceeds from recovery of restricted cash	560,000
Purchase of investment	(225,000)
Sale of certificate of deposit	101,000
Net cash provided by investing activities	436,000
Financing activities:	
Distributions	(40,627)
Net cash used in financing activities	(40,627)
Decrease in cash and cash equivalents	(599,145)
Cash and cash equivalents, beginning of year	1,095,068
Cash and cash equivalents, end of year	$ 495,923

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Emerald Point Capital, LLC, (formerly known as Diamond Edge Capital Partners, LLC) (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Diamond Edge Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Revenue recognition:

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of the capital commitment, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

Cash equivalents:

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less when acquired.

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2011.

Equipment, furniture and improvements:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Amortization of leasehold improvements is provided by the straight-line method based upon the shorter of the term of the related lease or estimated useful life. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the member for tax purposes.

The Company has no unrecognized tax benefits at December 31, 2011.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair value measurement:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a

Note 2 - Significant accounting policies (continued):

Fair value measurement (continued):

market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best

Note 2 - Significant accounting policies (concluded):

Fair value measurement (concluded):

information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 3 - Fair value measurements:

The Company's assets measured at fair value at December 31, 2011 have been categorized in the table below based upon the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2011
Private equity investment, at fair value			$1,243,369	$1,243,369
Totals	$ -	$ -	$1,243,369	$1,243,369

Note 3 - Fair value measurements (concluded):

Changes in assets measured at fair value using Level 3 inputs for the year ended December 31, 2011 are as follows:

	Balance, January 1, 2011	Net Unrealized Gains	Purchases	Balance, December 31, 2011	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2011
Private equity investment, at fair value	$844,268	$310,178	$88,923	$1,243,369	$310,178

Financial assets using Level 3 inputs were valued utilizing the net asset valuations provided by the underlying private investment company and/or their administrators. Management considers subscriptions and redemption rights, including any restrictions on the disposition of the interest, and other valuation information received from the underlying manager, in its determination of fair value. Valuation techniques utilized to determine fair value are consistently applied. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Note 4 - Equipment, furniture and improvements:

Furniture and fixtures	$ 27,689
Equipment	40,341
Automobile	73,888
Total	141,918
Less accumulated depreciation	88,430
Total	$ 53,488

Note 5 - Concentrations of credit risk:

Fee revenue from four clients represented approximately 84% of the revenue earned during 2011.

The Company maintains its cash and cash equivalents accounts in two commercial banks. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2011, the Company had cash and cash equivalent balances in excess of Federally insured limits in the amount of approximately $116,000.

Note 6 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $417,066 which was $408,393 in excess of its required net capital of $8,673. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

Note 7 - Commitments:

Operating lease:

The Company sub-leases its operating facilities from an entity whose chairman is a member of the parent Company. The lease expires June 15, 2012.

Future minimum annual rentals are approximately $45,000 for the year ending December 31, 2012 of which $45,000 was prepaid as of December 31, 2011.

Rent expense amounted to approximately $116,000 for the year ended December 31, 2011.

Contract with former member:

A former member of the Parent is contracted to perform consulting services on behalf of the Company. The contract commenced in May 2009 and is for a period of 55 months with monthly payments of $15,000 after an initial payment of $35,000. During the year ended December 31, 2011, total payments expensed to the former member under the contract amounted to $180,000 and are included in operating expenses.

Note 8 - Related party transaction:

At December 31, 2011, included in accounts payable and accrued expenses is approximately $27,000 of commissions due to a member of the Parent and who is a registered representative of the Company.

Note 9 - Settlement expense:

During the year ended December 31, 2011, the Company was a financial party to two settlement agreements relating to litigation threatened against the Company that was induced by Kenneth Starr, a noncontrolling member of the Company's Parent. In connection with the settlements the Company paid $1,310,000 and purchased an investment for $225,000 which was later deemed worthless and written off.

Note 10- Recovery of provision for contingency:

At December 31, 2010, $560,000 of the Company's cash was restricted pursuant to a seizure order by the United States government. In accordance with Accounting Standards Codification 450-20 "Loss Contingencies", the Company accounted for the seizure order as a loss contingency and recognized a loss in the entire amount seized at December 31, 2010. During the year ended December 31, 2011, the seized funds were released and the Company recognized a reversal of the loss recognized.

Note 11- Contingencies:

On June 16, 2009, two individual plaintiffs initiated a lawsuit against the Company and one of its principals, which is currently pending before a judge in the First Judicial District Court for the State of New Mexico. The complaint, which purports to be brought on behalf of the State of New Mexico, seeks unspecified damages from numerous corporate and individual defendants and alleges, among other things, that defendants conspired to defraud the State of New Mexico by making illegal payments which caused certain state officials to invest state funds with investment managers who then suffered losses. The alleged amount of the claims is difficult to calculate. On September 29, 2009, the Company and its principal moved to dismiss the complaint. The Judge heard argument on the motions to dismiss on September 17, 2010. On May 18, 2011, the Judge granted a portion of the Company's motion. The Company and its principal are appealing the Judge's decision on the motion not granted. The appeal is currently outstanding. At this time, outside counsel is unable to offer an opinion as to whether an adverse judgment is either probable or remote, or the amount, if any, of damages that might be awarded in the event of such an award, but would note that the Company and its principal have asserted substantial defenses to the claims. No provision or liability has been recorded for this litigation as of December 31, 2011.

The Company from time to time may be involved with other lawsuits arising in the ordinary course of business.

Note 12- Retirement plan:

The Company maintains a retirement saving plan for its employees, which allows participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. There are no employer contributions under this plan.

EMERALD POINT CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Total member's equity	$ 1,815,786
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	560
Accounts receivable	92,516
Prepaid expenses and other current assets	60,578
Less: Subfinder fee payable	(51,791)
Equipment, furniture and improvements, net	53,488
Investment	1,243,369
Total deductions	1,398,720
Net capital	$ 417,066
Aggregate indebtedness - total liabilities	$ 130,088
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 8,673
Excess net capital	$ 408,393
Excess net capital at 1,000%	$ 404,057
Ratio of aggregate indebtedness to net capital	0.31 to 1

EMERALD POINT CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011 (concluded)

Reconciliation with the Partnership's computation (included in Part IIA of Form X-17A-5 filed January 26, 2012) as of December 31, 2011:

Net capital, as reported in Partnership's Part IIA (Unaudited) FOCUS report	$	426,756
Audit adjustment to relating to various accrual adjustments		(9,690)
Net capital per above	$	417,066
Aggregate indebtedness, as reported in the Partnership's Part IIA (Unaudited) FOCUS report	$	120,398
Increase in aggregate indebtedness resulting from various audit adjustments		9,690
Aggregate indebtedness per above	$	130,088

See Report of Independent Public Accountants.

EMERALD POINT CAPITAL, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2011 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Report of Independent Public Accountants.

EMERALD POINT CAPITAL, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2011 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2).

See Report of Independent Public Accountants.

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
Emerald Point Capital, LLC

In planning and performing our audit of the financial statements of Emerald Point Capital, LLC, (formerly known as Diamond Edge Capital Partners, LLC) (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of

Internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of Emerald Point Capital, LLC, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 27, 2012

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Independent Member of Nexia International
www.jhcohn.com

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member
Emerald Point Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Emerald Point Capital, LLC (the "Company") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the detailed general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable with the amounts reported on Form SIPC-7 for the year ended December 31, 2011 noting the total revenue indicated on line 2a of the SIPC-7 was overstated by $24,821;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules noting differences in deductions of $310,178 on line 2c.(5) and $2,752 on line 2c.(8) and general ledger detail noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedule of unrealized gain on nonmarketable securities supporting the adjustment noting no differences; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066538 FINRA DEC
EMERALD POINT CAPITAL LLC 13*13
420 LEXINGTON AVE RM 1718
NEW YORK NY 10170-1707

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rosemary Burns 212-425-7790

2. A. General Assessment (item 2e from page 2) $ 7467.03

B. Less payment made with SIPC-6 filed (exclude interest) (5115.76)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 2,351.27

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,351.27

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,351.07

PAID 2/15/12

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emerald Point Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 11 and ending Dec 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,987,184

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions. 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 374

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 374

Total deductions 374

2d. SIPC Net Operating Revenues $ 2,986,810

2e. General Assessment @ .0025 $ 7,467.03

(to page 1, line 2.A.)